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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 16, 2007

                        Commission File Number 001-14452

                THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND


                     Lower Baggot Street, Dublin 2, Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                   Form 20-F     X           Form 40-F
                                               -----                     -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No     X
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-





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The Registrant's report on Form 6-K, dated November 14, 2007, setting forth the
Bank of Ireland Group Interim Statement for the half-year to 30 September 2007, is hereby amended to include the following statement:

"This report on Form 6-K, as amended, shall not be deemed to be incorporated by reference in the Registrant's registration statement on Form F-3
(File No. 333-139194) or in any prospectus forming a part thereof."

The following is added to the risk factors set forth under the caption "Risk Factors-Risks concerning borrower credit quality and general economic conditions are inherent in the Group's business" in the Registrant's Annual Report on Form 20-F for the period ended March 31, 2007:

"Certain credit markets experienced difficult conditions and volatility during 2007. These conditions resulted in less liquidity, greater volatility, widening of credit spreads and a lack of price transparency. While it is difficult to predict how long these conditions will exist and which markets, products or other businesses of the Group, if any, will ultimately be affected, these factors could adversely impact the Group's results of operations."
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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND
                                         (Registrant)

                        By: /s/ Jeremy Crean
                            ----------------------------
                            Jeremy Crean
                            Deputy Group Secretary (Acting)

Date: November 16, 2007